

August 5, 2024

Fanghan Sui
Chief Executive Officer
Battery Future Acquisition Corp.
8 The Green, #18195
Dover, DE 19901

      **Re:  Battery Future Acquisition Corp.**
           **Form 10-K for Fiscal Year Ended December 31, 2023**
           **File No. 001-41158**

Dear Fanghan Sui:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Trade & Services

cc:     Jeffrey Gallant